Exhibit 99.1

3/26/2019	PRESS RELEASE

Atento Announces Pricing of $100 Million of Additional Senior Secured Notes

SÃO PAULO, March 26, 2019 /PRNewswire/ – Atento S.A. (“Atento” or the “Company”) (NYSE: ATTO), the largest provider of customer relationship management and business process outsourcing solutions (CRM/BPO) in Latin America and among the top five providers worldwide, today announced that its wholly owned subsidiary, Atento Luxco 1 S.A. (the “Issuer”), has priced a private offering of an additional US$100 million in aggregate principal amount of its 6.125% Senior Secured Notes due 2022 (the “Additional Notes”). The Additional Notes are being offered as additional notes under the indenture, dated as of August 10, 2017, pursuant to which the Issuer previously issued US$400 million aggregate principal amount of its 6.125% Senior Secured Notes due 2022 (the “Existing Notes”). The Additional Notes and the Existing Notes will be treated as the same series for all purposes under the indenture and collateral agreements, each as amended and supplemented, that govern the Existing Notes and will govern the Additional Notes. The offering is expected to close on April 4, 2019, subject to customary closing conditions. Atento intends to use the net proceeds from the offering of the Additional Notes to repay all its outstanding Brazilian debentures and a part of its outstanding BNDES credit facilities, as well as to pay for related fees and expenses and for general corporate purposes.

The Additional Notes were priced at 99.251% of their principal amount and will mature on August 10, 2022. The Additional Notes will be guaranteed on a senior secured basis by certain of Atento’s wholly owned subsidiaries. The Existing Notes and the guarantees thereto are, and the Additional Notes and the guarantees thereto will be, secured, subject to permitted liens and other limitations, by a first-priority lien on the capital stock of the Issuer, each of the guarantors and Atento Argentina S.A.

The Additional Notes and related guarantees are being offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the “Act”), or outside the United States, to persons other than “U.S. persons” in compliance with Regulation S under the Act. The Additional Notes and related guarantees have not been and will not be registered under the Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Act.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. Any offers of the Additional Notes will be made only by means of a private offering circular.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) services in Latin America, and among the top five providers worldwide, based on revenues. Atento is also a leading provider of nearshoring CRM/BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 13 countries where it employs 150,000 people. Atento has over 400 clients to whom it offers a wide range of CRM/BPO services through multiple channels. Atento’s clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento’s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2016, Atento was named one of the World´s 25 Best Multinational Workplaces by Great Place to Work® for a fourth consecutive year.

Contacts

Investor relations

Shay Chor

+55 11 3293 5926

shay.chor@atento.com

Fernando Schneider

+55 11 3779 8119

fernando.schneider@atento.com

Media relations

Maite Cordero

+34 91 740 74 47

atento.media@atento.com

PRESS RELEASE

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as “may,” “will,” “would,” “should,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “future,” “potential,” “believe,” “seek,” “plan,” “aim,” “objective,” “goal,” “strategy,” “target,” “continue” and similar expressions or their negatives. These statements reflect only Atento’s current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, the competitiveness of the CRM BPO market; the loss of one or more of Atento’s major clients, a small number of which account for a significant portion of its revenue, in particular Telefónica S.A.; risks associated with operating in Latin America, where a significant proportion of Atento’s revenue is derived and where a large number of its employees are based; Atento’s clients deciding to enter or further expand their own CRM BPO businesses in the future; any deterioration in global markets and general economic conditions, in particular in Latin America and in the telecommunications and the financial services industries from which Atento derives most of its revenue; increases in employee benefit expenses, changes to labor laws and labor relations; failure to attract and retain enough sufficiently trained employees at Atento’s service delivery centers to support its operations; inability to maintain Atento’s pricing and level of activity and control its costs; consolidation of potential users of CRM BPO services; the reversal of current trends towards CRM BPO solutions; fluctuations of Atento’s operating results from one quarter to the next due to various factors, including seasonality; the significant leverage Atento’s clients have over its business relationships; the departure of key personnel or challenges with respect to labor relations; the long selling and implementation cycle for CRM BPO services; difficulty controlling Atento’s growth and updating its internal operational and financial systems as a result of its increased size; inability to fund Atento’s working capital requirements and new investments; fluctuations in, or devaluation of, the local currencies in the countries in which Atento operates against its reporting currency, the U.S. dollar; current political and economic volatility, particularly in Brazil, Mexico, Argentina and Europe; Atento’s ability to acquire and integrate companies that complement its business; the quality and reliability of the technology provided by Atento’s technology and telecommunications providers, Atento’s reliance on a limited number of suppliers of such technology and the services and products of its clients; Atento’s ability to invest in and implement new technologies; disruptions or interruptions in Atento’s client relationships; actions of the Brazilian, European Union, Spanish, Argentinian, Mexican and other governments and their respective regulatory agencies, including adverse competition law rulings and the introduction of new regulations that could require Atento to make additional expenditures; damage or disruptions to Atento’s key technology systems or the quality and reliability of the technology provided by technology telecommunications providers; an increase in the cost of telecommunications services and other services on which Atento and its industry rely; an actual or perceived failure to comply with data protection regulations, in particular any actual or perceived failure to ensure secure transmission of sensitive or confidential customer data through Atento’s networks and other cybersecurity issues; and the effect of labor disputes on Atento’s business. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento’s ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento’s ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento’s lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by Atento with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.